[redacted]

SE(08032706 IISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

amendment

SEC FILE NUMBER
8-38311

SEC Mail Processing Section

SEP 12 2008

Washington, DC
111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2007 (MM/DD/YY) AND ENDING June 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Windham Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 Green Street, Suite 300
(No. and Street)

Huntington (City) New York (State) 11743 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Josh Constantin 631-793-2393
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

210 Danbury Road (Address) Wilton (City) CT (State) 06883 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Josh Constantin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Windham Securities, Inc., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Joanne C. Bartmess

Notary Public

JOANNE C. BARTMESS
NOTARY PUBLIC
MY COMMISSION EXPIRES 2/28/2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINDHAM SECURITIES, INC.

CONTENTS

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Windham Securities, Inc.

We have audited the accompanying statement of financial condition of Windham Securities, Inc. (the "Company"), as of June 30, 2008 and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Windham Securities, Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Halpern & Associates, LLC

Wilton, Connecticut
August 21, 2008

WINDHAM SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008

ASSETS

Cash	$ 16,514
Receivable from clearing brokers	3,377
Deferred taxes receivable	46,592
Furniture and equipment at cost,	10,603
net of accumulated depreciation of $11,088	8,500
Other assets	$ 85,586
TOTAL ASSETS	

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities		$ 4,960
SHAREHOLDER'S EQUITY		
Common stock, $1 par value; authorized 1000 shares;		
225 shares issued & outstanding	$ 225	
Additional Paid-In Capital	496,912	
Deficit	(416,511)	
TOTAL SHAREHOLDER'S EQUITY		80,626
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 85,586

The accompanying notes are an integral part of this statement.

WINDHAM SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2008

REVENUE		
Private placement and consulting fee income		$558,222
Other income		35,380
Interest income		177
TOTAL REVENUE		593,779
EXPENSES		
Professional fees	$276,668	
Commission expense	194,948	
Miscellaneous	70,789	
Rent and occupancy costs	39,512	
Regulatory fees	16,245	
Insurance	13,207	
Clearance charges	11,790	
Travel	10,933	
Office supplies and expenses	5,173	
Depreciation	1,754	
TOTAL EXPENSES		641,019
NET LOSS BEFORE PROVISION FOR INCOME TAXES		(47,240)
PROVISION FOR INCOME TAXES		
Current		427
NET LOSS		$ (47,667)

The accompanying notes are an integral part of this statement.

WINDHAM SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2008

	TOTAL SHAREHOLDER'S EQUITY	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT
SHAREHOLDER'S EQUITY - July 1, 2007	$ 117,293	$ 225	$ 485,912	$ (368,844)
Contributions			11,000	
Net Loss	(47,667)			(47,667)
SHAREHOLDER'S EQUITY - June 30, 2008	$ 80,626	$ 225	$ 496,912	$ (416,511)

The accompanying notes are an integral part of this statement.

WINDHAM SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss		$ (47,667)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 1,754	
(Increase) decrease in operating assets:		
Receivable from clearing brokers	31,612	
Other assets	(3,700)	
Increase (decrease) in operating liabilities:		
Accrued expenses and other liabilities	(27,448)	
TOTAL ADJUSTMENTS		2,218
NET CASH PROVIDED BY OPERATING ACTIVITIES		(45,449)
CASH FLOWS USED BY INVESTING ACTIVITIES:		
Purchase of computer equipment		(12,357)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		11,000
NET INCREASE IN CASH		(46,806)
CASH AT BEGINNING OF YEAR		63,320
CASH AT END OF YEAR		$ 16,514

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Interest received	$ 177
Taxes paid	300

The accompanying notes are an integral part of this statement.

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Windham Securities, Inc. (the "Company") was organized in the State of Delaware in July 1987. The Company was organized primarily to provide marketing services under written contracts with investment management organizations. The Company also executes agency transactions for customers. The Company operates on a fully disclosed basis through its clearing brokers, LEK Securitites Inc., ("LEK") and Penson Clearing Services, Inc. ("Penson"). The Company is wholly owned by Constantin Resources, LLC. ("Constantin").

During the current fiscal year, the Company curtailed its agency transactions, resuming these activities shortly before year end.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. Investments in non-marketable securities are carried at historical cost.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, customer and/or other counter-party with which it conducts business.

The Company introduces its customer transactions to its clearing brokers with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify LEK and Penson for losses that the clearing brokers may sustain related to the Company's customers. After June 30, 2008, all amounts related to customer transactions were received by LEK and Penson. Securities purchased by customers in connection with those transactions are held by the clearing brokers as collateral for the amounts owed.

The clearing and depository operations for the Company's customer transactions are performed by LEK and Penson pursuant to the clearance agreements. At June 30, 2008, the receivable from clearing brokers reflected on the statement of financial condition was substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a settlement date basis.

Security transactions and financing with its clearing brokers are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with generally accepted accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In September 2006, Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements", was issued and is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair values measurements. Effective January 1, 2008, management has implemented SFAS 157 and has determined that it bears no material effect on the financial statements as presented.

3. PROVISION FOR INCOME TAXES

Windham Securities, Inc. is recognized as a Corporation by the Internal Revenue Service. The Company has adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

As of June 30, 2008, the Company had federal net operating loss carryforwards totaling approximately $319,000, which expire in 2018. As of June 30, 2008, the deferred asset is $93,184 on which a valuation allowance of $ 46,592 has been recorded. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. As a result of usage of the loss carryforwards, the current tax expense included in the financial statements reflects only the minimum taxes charged by the State.

4. COMMITMENT

The Company leases office space with a lease expiring on January 14, 2011. Future lease commitments relating to this arrangement are:

Year Ended June 30,	
2009	$ 22,644
2010	23,550
2011	12,006
Total	$ 58,200

5. TRANSACTIONS WITH RELATED PARTIES

Included in Commission Expense is $20,948 which was paid to Constantin Resources, LLC.

6. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2008, the Company had net capital of $14,931, which exceeded the minimum requirement of $5,000 by $9,931. The Company's ratio of aggregate indebtedness to net capital ratio was .33 to 1.

WINDHAM SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1

JUNE 30, 2008

CREDITS		
Shareholder's equity		$ 80,626
DEBITS		
Deferred taxes receivable	$ 46,592	
Furniture and equipment	10,603	
Other assets	8,500	
TOTAL DEBITS		65,695
NET CAPITAL		14,931
Minimum net capital requirement		5,000
EXCESS NET CAPITAL		$ 9,931
AGGREGATE INDEBTEDNESS		
Accrued expenses and other liabilities		$ 4,960

Ratio of aggregate indebtedness to net capital .33 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See the accompanying Independent Auditors' Report.

WINDHAM SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

FOR THE YEAR ENDED JUNE 30, 2008

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

See the accompanying Independent Auditors' Report

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholder of
Windham Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Windham Securities, Inc. (the "Company"), for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Halpern & Associates, LLC

Wilton, Connecticut
August 21, 2008

END